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MAG Silver                                                                                                                                                                                                                                                                                                                                                               April 19, 2010

For Immediate Release                                                                                                                                                                                                                                                           NR#10-05

MAG SILVER DRILLS THICKEST MOLYBDENUM-GOLD INTERCEPT TO DATE AT CINCO DE MAYO

0.052% molybdenum over 278.42 metres (913.45 feet)

Including 0.158% molybdenum over 34.06 metres (111.7 feet)

 And 0.264% molybdenum over 80.3 metres (263.4 feet)

Vancouver, B.C -- MAG Silver Corp. (TSX:MAG) (NYSE-A:MVG) (“MAG”) announces additional gold and molybdenum (“moly”) assay results from on-going drilling (32 diamond drill holes) of the Pozo Seco moly-gold discovery on its 100% owned Cinco de Mayo (or “Cinco”) property in northern Chihuahua State, Mexico.  Results reported here include the thickest intercept to date of significant molybdenum mineralization.

Starting at 2 metres depth, Hole CM10-221 has cut the thickest molybdenum intercept to date on the property: 278.42 metres (913.45 feet) of 0.052% molybdenum (Mo) with 0.10 grams per ton (g/t) gold; including several high-grade zones such as 34.06 metres (111.7 feet) (115.29 to 149.35 metres depth) grading 0.158% moly with 0.21 g/t gold.  Four additional holes in this area (CM10-144, 182, 208 and 211: see press release of March 26, 2010 and Table 1 below) indicate that mineralization in this “Northwest Prime” zone is thickening, extending deeper and moving farther west than previously thought.  This may indicate that a major mineralizing fluid zone has been encountered.  Drilling in this area has been stepped up to explore for the root of the system. Pozo Seco not only represents a moly deposit target in its own right, but also represents an important indicator of nearby significant lead-zinc-silver mineralization typical of the Carbonate Replacement Deposits (CRDs) in this part of Mexico.

Diamond drilling on one hundred metre centres within the Pozo Seco Prime Zone also includes some of the thickest  and highest grade intercepts seen there to date as shown by Hole CM10-217 which assayed 0.264% molybdenum over 80.3 metres (263.4 feet).

“The results from this round of drilling clearly demonstrate width and continuity within the Pozo Seco Prime discovery zone with holes consistently showing grades higher than many of the world’s major molybdenum mines”, said MAG CEO, Dan MacInnis. “It is also clear that the moly zone is thickening, deepening and swinging to the west, perhaps directing us towards the system’s source.  These are exciting exploration developments given both the fact that the moly mineralization remains open in several directions and that our exploration model suggests that such extensive molybdenum mineralization may indicate that a large silver-lead-zinc skarn-replacement system lies nearby.”

Pozo Seco Prime Zone (Moly-Gold)

Nine new well-mineralized holes (CM10-197, 200, 203, 206, 209, 213, 217, 220 and 223: see Table 2 below) from the heart of the “Prime Zone” are also reported here and include some of the thickest and highest grade intercepts from the broadest part of the Prime Zone.  Hole CM10-217, which lies along the northeast flank of the zone is the best of the more easterly holes; reporting 80.3 metres (263.4 feet) (6.10 to 86.40 metres depth) grading 0.264% moly with 0.15 g/t gold.  Hole CM10-223 is the best of the holes along the southwestern flank of the zone; reporting 71.43 metres (234.3 feet) (3.05 to 74.48 metres depth) grading 0.139% moly with 0.14 g/t gold.  These holes significantly firm up thickness, continuity and grade within a zone 900 metres long and 250-350 metres wide that leads into the 600 metre long “Northwest Prime” zone described above, where mineralization thickens dramatically.  These results also indicate that the Prime Zone remains open both to the east and west.

Drilling continues to outline a tabular body with significant moly and gold mineralization approximately 1,700 metres long by 100 to over 350 metres wide and up to 250 metres thick (averaging almost 53 metres).  The body is open in several directions laterally and to depth.

Northeastern Prime Zone and Tres Amigos Zone (Moly / Gold)

Five holes (CM10-193, 199, 205, 212, and 218: see Table 1) drilled on the northeastern side of the Northwest Prime zone and ten holes (CM10-192, 194, 195, 198, 202, 204, 207, 210, 216 and 222: see Table 3 below) in the Tres Amigos zone report similar gold grades to the overall Prime Zone, but with spotty and low moly values. CM10-210 is the exception in this zone, reporting 0.044% moly and 0.15 g/t gold over 63.77 metres (209.2 feet) (102.02 to 165.79 metres depth).  These holes all contribute to the emerging recognition that the main moly-gold zone gives way gradually to a lateral zone where gold remains significant but diminished moly.

Pozo Seco South (Gold Dominant Area)

Hole CM10-196 was drilled as a 50 metre offset to Hole CM10-159, which cut 1.85 g/t gold over 13.82 metres (see press release of March 26, 2010).  Hole CM10-196 cut the same structure and reported 1.78 g/t gold over 3.44 metres (50.92 to 54.36 metres depth), including 6.02 g/t gold over 0.90 metres.  This demonstrates lateral continuity of gold mineralization in the vein, which will be followed up later this year.

Three holes (CM10-195, 201 and 219) were drilled on geophysical anomalies southeast and northwest of Pozo Seco; none returned interesting results.

On-going Exploration Program

Drilling is continuing with 5 machines: (2 dedicated to in-fill drilling, 1 focused on extending the moly-gold zone along strike and 2 seeking the large-scale replacement and skarn mineralization typical of the deposits in the trend hosting Cinco de Mayo).  Moly is a typical (and proximal) component of Skarn-Carbonate Replacement Deposits (“CRDs”), and the moly zone outlined at Cinco is several times larger than that in the largest known CRDs in Mexico, suggesting that very large scale silver, lead, zinc and copper mineralization may be present in the heart of Cinco de Mayo.  Gold, silver and base metal intercepts encountered at depth in some of the recent drill holes further substantiate MAG’s exploration model.

The tables below are presented by area and can be cross referenced with the diagrams located at www.magsilver.com. Most holes are vertical.

Table 1.0  Highlights from Northwest Prime Zone

Hole ID:	From: metres	To: metres	Interval metres	Molybdenum g/t	Molybdenum %	Gold g/t
CM10-208	45.09	124.15	79.06	600	0.060	0.25
Including	111.58	121.92	10.34	1,127	0.113	0.12
CM10-221	2.00	280.42	278.42	518	0.052	0.10
Including	6.00	34.86	28.86	940	0.094	0.08
Including	115.29	149.35	34.06	1,580	0.158	0.21
CM10-211	129.69	172.38	42.69	358	0.036	0.12
CM10-205	68.80	83.60	14.80	113	0.011	0.45
CM10-212	66.49	71.76	5.27	531	0.053	0.01
CM10-193	69.06	86.47	17.41	653	0.065	0.08
Including	69.06	77.36	8.30	1,141	0.114	0.16
CM10-199	12.19	80.64	68.45	384	0.038	0.13
Including	60.46	79.68	19.22	736	0.074	0.10
CM10-218	38.75	46.04	7.29	408	0.041	0.25

Table 2.0 Pozo Seco (Prime) Moly-Gold Zone

Hole ID:	From: metres	To: metres	Interval metres	Molybdenum g/t	Molybdenum %	Gold g/t
CM10-197	13.70	23.90	10.20	407	0.041	0.02
CM10-200	39.35	68.10	28.75	1,305	0.131	0.05
CM10-203	19.00	90.90	71.90	1,948	0.195	0.02
Including	19.00	60.40	41.40	3,106	0.311	0.02
CM10-217	6.10	86.40	80.30	2,641	0.264	0.15
Including	49.75	64.85	15.10	4,711	0.471	0.06
CM10-209	5.00	90.10	85.10	1,742	0.174	0.37
Including	48.77	70.40	21.63	3,210	0.321	0.09
CM10-213	6.75	78.15	71.40	2,037	0.204	0.18
Including	64.95	76.90	11.95	5,299	0.530	0.41
CM10-206	31.30	92.85	61.55	1,576	0.158	0.33
Including	31.30	66.80	35.50	2,426	0.243	0.49
CM10-220	12.65	84.79	72.14	781	0.078	0.16
Including	12.65	44.50	31.85	1,014	0.101	0.32
CM10-223	3.05	74.48	71.43	1,390	0.139	0.14
Including	42.67	65.48	22.81	3,084	0.308	0.32

Table 3:  Tres Amigos Zone

Hole ID:	From: metres	To: metres	Interval metres	Molybdenum g/t	Molybdenum %	Gold g/t
CM10-195	No significant intercepts
CM10-222	No significant intercepts
CM10-210	102.02	165.79	63.77	435	0.044	0.15
Including	114.00	131.47	17.47	768	0.077	0.13
CM10-207	No significant intercepts
CM10-204	No significant intercepts
CM10-216	78.37	84.51	6.14	599	0.060	0.11
CM10-198	84.02	94.27	10.25	140	0.014	0.31
CM10-202	No significant intercepts
CM10-194	No significant intercepts
CM10-192	No significant intercepts

Table 4:  Pozo Seco South and Geophysical Holes

Hole ID:	From: metres	To: metres	Interval metres	Molybdenum g/t	Molybdenum %	Gold g/t
CM10-196	50.92	54.36	3.44	4	0.000	1.78
Including	50.92	51.82	0.90	5	0.001	6.02
CM10-195	No significant intercepts
CM10-201	No significant intercepts
CM10-214	No Data - Hole abandoned and re-drilled as 219
CM10-215	No significant intercepts
CM10-216	78.37	84.51	6.14	599	0.060	0.11
CM10-217	6.10	86.40	80.30	2,641	0.264	0.15
Including	49.75	64.85	15.10	4,711	0.471	0.06
CM10-218	38.75	46.04	7.29	408	0.041	0.25
CM10-219	No significant intercepts

Quality Assurance and Control: The Company has in place a quality control program to ensure best practices in sampling and analysis. Samples were collected by employees of consulting firm Minera Cascabel S.A. de C.V. on behalf of MAG Silver Corp. The surface rock samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facilities in Hermosillo, Sonora or Chihuahua City (Certification ISO 9001). Sample pulps are shipped from there to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. All samples were assayed for gold by standard fire assay-ICP finish with a 50 gram charge. Gold values in excess of 3.00 g/t were re-analyzed by fire assay with gravimetric finish for greater accuracy. Silver, values in excess of 100 g/t are repeated by fire assay, zinc, copper and lead values in excess of 1% repeated by Atomic adsorption for high grade materials. Molybdenum is analyzed by ICP-MS to 1%, and checked by atomic adsorption, over 1% Molybdenum is being reanalyzed by Atomic adsorption methods for high grade materials.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focussed on silver and gold mineralization, and exploration and drilling in Mexico. He is a certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona registered geologist (ARG 21613). Dr. Megaw is not independent as he is a Director and Shareholder of MAG and is the vendor of this project, whereby he may receive additional shares. Dr. Megaw is satisfied that the results are verified based on an inspection of the core, a review of the sampling procedures, the credentials of the professionals completing the work and the visual nature of the silver and base metal sulphides within a district where he is familiar with the style and continuity of mineralization.

About MAG Silver Corp. (www.magsilver.com)

MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry. MAG and its partner Fresnillo plc are delineating a significant new silver vein discovery on the Juanicipio property in Zacatecas State, Mexico. The total contained metals at the Juanicipio property on a 100% project basis in the Indicated Resource are 83 million ounces of silver, 210,000 ounces of gold and 155 million pounds of lead and 269 million pounds of zinc. The Inferred Resources contain an additional 106 million ounces of silver, 356,000 ounces of gold and 301 million pounds of lead and 498 million pounds of zinc. MAG has also identified a silver, lead and zinc discovery at its 100% owned Cinco de Mayo property as well as a Moly-Gold discovery on the same property. MAG is based in Vancouver, British Columbia, Canada. MAG’s common shares trade on the TSX under the symbol MAG and on the NYSE-A under the symbol MVG.

On behalf of the Board of

MAG SILVER CORP.

"Dan MacInnis"

President and CEO

For further information on behalf of MAG Silver Corp. Contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894

Neither the Toronto Stock Exchange nor the American Stock Exchange has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements including statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Cautionary Note to U.S. Investors: The U.S. Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “Inferred resources,” that the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html.